UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated June 29, 2007
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-127265, 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 333-89618) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
The following documents are being submitted herewith:
•	Press Release dated May 30, 2007.
•	Press Release dated June 5, 2007.
•	Press Release dated June 7, 2007.
•	Press Release dated June 12, 2007.
•	Press Release dated June 22, 2007.
•	Press Release dated June 28, 2007.
•	Press Release dated June 29, 2007.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: June 29, 2007	By:	/s/”Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

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FOR IMMEDIATE RELEASE
Toronto Hydro Energy Services & Enbridge Solutions announce a joint venture to Develop Clean & Green Generation
New partnership is dedicated to helping Toronto’s commitment to an environmentally sustainable future
TORONTO, May 30, 2007 –Toronto Hydro Energy Services Inc. and Enbridge Solutions Inc. are pleased to announce a joint venture to develop and invest in clean and green generation projects in the Toronto area.
“This partnership provides a strategic growth opportunity and helps address the City of Toronto’s electricity supply shortage and Climate Change Plan goals,” said Chris Tyrrell, President, Toronto Hydro Energy Services. “The joint venture will develop and invest in mid-sized cogeneration projects ranging from 250 kW to 40 MW, serving customers ranging from high-rise residential buildings to industrial facilities.”
“The Joint Venture will target opportunities in cogeneration, district energy, peak shaving, and distributed generation fueled by natural gas or renewable sources.” said Lino Luison, President, Enbridge Solutions Inc. “By combining our gas management and operations strengths with Toronto Hydro Energy Services’ proficiency in electrical interconnection, engineering and construction, we’ve created an unparalleled vehicle to meet the growing need for these important energy services.”
To serve a market need for power resilience, this joint venture will offer a total solution including a Generator Leasing Program beginning this summer.
About Toronto Hydro Energy Services Inc.
As part-owner and operator of Toronto’s first urban wind turbine, Toronto Hydro Energy Services Inc. is an energy services company firmly committed to energy conservation and clean energy initiatives. The company is focused on developing clean and green energy generation projects, operating streetlighting assets across Toronto and on helping business customers reduce their energy consumption and realize sustainable energy savings through efficiency upgrades. For more information, visit www.THenergyservices.com.
About Enbridge Solutions Inc.
Enbridge Solutions Inc., a wholly-owned subsidiary of Enbridge Inc. delivers innovative and environmentally friendly energy solutions to all customer sectors. The company provides gas and electricity-related retail products and services such as natural gas storage, renewable energy and ‘smart-metering’ services and HVAC equipment financing and develops energy generation infrastructure projects that deliver enhanced value to the energy marketplace.
For more information or to arrange an interview, please contact:
Mary Ann Freedman
Freedman & Associates
Phone: (416) 868-1500
Email: mafreedman@freedmanandassociates.com
Debbie Boukydis
Director, Public and Government Affairs
Enbridge Gas Distribution Inc.
Phone: (416) 495-5682
Email: Debbie.Boukydis@enbridge.com

NEWS RELEASE
Enbridge and ExxonMobil Pipeline Company Announce Joint Effort to Assess Crude Oil Pipeline to the U.S. Gulf Coast
CALGARY, Alberta and HOUSTON, June 5, 2007 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) and ExxonMobil Pipeline Company announced today that the two companies have agreed to jointly assess the commercial development of a new pipeline project to transport crude oil from Patoka, Illinois, to Beaumont, Texas, and onward to Houston. The pipeline project would provide competitive and timely access for U.S. domestic and growing Canadian supplies of crude oil to be transported from the Patoka pipeline transportation hub to the U.S. Gulf Coast.
The two companies have been in discussions with potential shippers of Canadian crude about the scope, timing, and value of the project. Shipper interest and input will help guide the development of the project, which is targeted to be in service as soon as the end of 2010. A number of potential transportation solutions are being assessed and the specifics of the proposed project would be based on the final economics and shipper support.
“The capabilities and experience of the two companies lend strength to the proposal and will be complementary to Enbridge projects that are under development, including Southern Access Expansion and Southern Access Extension and Alberta Clipper,” said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc.
Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.
ExxonMobil Pipeline Company, an affiliate company of Exxon Mobil Corporation (NYSE: XOM), is engaged in transporting crude oil, refined petroleum products, liquefied petroleum gases, natural gas liquids, and chemical feedstocks in the United States and the Gulf of Mexico. It also has ownership interests in joint interest pipelines, and operates proprietary and joint venture distribution terminals in the U.S. The company is headquartered in Houston, TX, and operates in 20 states.
Forward Looking Statements
Certain statements in this press release may constitute ‘‘forward-looking’’ statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this press release, such statements use such words as “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, ‘‘may’’, ‘‘will’’ and other similar terminology. These statements reflect current expectations regarding future events and operating performance and speak only as of the date of this press release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.:	ExxonMobil Pipeline Company:

Media:
Jennifer Varey	Brian Dunphy
(403) 508-6563	(713) 656-5431
jennifer.varey@enbridge.com	brian.t.dunphy@exxonmobil.com

Larry Springer
(713) 821-2253
larry.springer@enbridge.com

Investment Community:
Bob Rahn
(403) 231-7398
bob.rahn@enbridge.com

Website: www.enbridge.com

News Release
2007/47
June 07, 2007
Minister Lunn Announces $785,000 for
Clean Energy Pipeline Project
     OTTAWA — Waste pressure from natural gas pipelines may be the answer to providing the next generation of clean power for Canadian cities. The Honourable Gary Lunn, Minister of Natural Resources, today announced $785,000 for Enbridge Gas Distribution to launch a project using a fuel-cell and gas expansion turbine plant in Toronto. Minister Lunn made the announcement at an international energy conference hosted by the Canadian Gas Association.
     The Pipeline to Ultra-Clean Generation project converts waste pressure from natural gas pipelines to power a turbine, creating clean electricity. A fuel cell works in combination with the turbine to generate additional power with near-zero polluting emissions.
     “This plant is the first of its kind in the world,” said Minister Lunn. “Our Government is proud to support companies like Enbridge that are developing cleaner energy technologies that will benefit the environment, protect the health of Canadians and build a clean-energy economy.”
     The new funding will support the addition of a 1.2-megawatt fuel cell to the plant, bringing the total Government contribution to almost $2 million since the beginning of the project.
     “This is a prime example of how high-efficiency, near-zero-emissions technologies can play a meaningful role in meeting clean air and climate change objectives,” said Jim Schultz, Enbridge Senior Vice-President, New Ventures. “Enbridge is a leader in the North American energy market, and we are excited to work with FuelCell Energy Inc. and our other vendor partners to commercialize this new innovative fuel-cell plant, and to ensure gas utilities are part of the environmental solution for our society.”
     As the first utility to demonstrate this hybrid fuel-cell technology, Enbridge Gas Distribution is demonstrating leadership in embracing alternative-energy technologies.
     “This hybrid fuel cell will provide much needed electricity generation in the communities we serve, and this electricity will have a very low environmental impact. We’re excited about the prospect of using this new technology that operates without the combustion of fuel. Across our largely urban franchise, future installations will allow Enbridge to provide low-impact electricity to Ontario’s grid as by-product of our daily pipeline operations,” said Enbridge Gas Distribution President Al Monaco.
     This project helps advance the Government’s commitment to developing knowledge, innovation and productivity in the natural resources sectors — giving Canadians the advantage to succeed.
FOR BROADCAST USE:
The Honourable Gary Lunn, Minister of Natural Resources, today announced a contribution of $785,000 for Enbridge Gas Distribution to launch a project that converts waste pressure from gas pipelines into clean electricity. The fuel-cell and gas expansion turbine plant is the first of its kind in the world and will operate in Toronto.

Media may contact:

Ghyslain Charron	Kathleen Olson
Media Relations	Acting Director of Communications
Natural Resources Canada	Office of the Minister
Ottawa	Natural Resources Canada
613-992-4447	Ottawa
613-996-2007

Debbie Boukydis
Director, Public and Government Affairs
Enbridge Gas Distribution
416-495-5682

The general public may contact:

Mon–Fri, 8:30–4:30 EDT
Telephone: 613-995-0947
TTY: 613-996-4397
(teletype for the hearing-impaired)
E-mail: questions@nrcan.gc.ca
The following media backgrounder is available at
www.nrcan.gc.ca/media.
               Pipeline to Ultra-Clean Generation Project

NEWS RELEASE
Enbridge Gas Distribution Inc. to redeem 10.60% Debentures
TORONTO, Ontario, June 12, 2007 – Enbridge Gas Distribution Inc., on July 9, 2007 will redeem all of its outstanding 10.60% Debentures maturing July 6, 2012, for a price of 101.67% of the principal amount plus accrued and unpaid interest for the period following the next upcoming interest payment date, on July 6, 2007.
As of the redemption date, interest will cease to accrue. The redemption price and accrued interest will be credited to the accounts of beneficial holders through their individual brokers. Beneficial holders may contact their individual brokers for additional information about payments.
The 10.60% Debentures are not listed for trading on any stock exchange and were originally issued in July 1987 by Enbridge Gas Distribution Inc. (formerly named The Consumers’ Gas Company Ltd.).
Enbridge Gas Distribution has an almost 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based company that is a leader in energy transportation and distribution in North America and internationally. Enbridge provides distribution services to 1.8 million customers in the provinces of Ontario, Quebec and New Brunswick, and in New York State. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.
Contacts:
Enbridge Gas Distribution Inc.
Debbie Boukydis
Director, Public and Government Affairs
(416) 495-5682
Email: debbie.boukydis@enbridge.com

NEWS RELEASE
Enbridge to present at the RBC Capital Markets Energy Infrastructure “Movers & Shakers” Conference.
CALGARY, Alberta, June 22, 2007 — Patrick D. Daniel, President & CEO will be presenting at the RBC Capital Markets Energy Infrastructure “Movers & Shakers” Conference in Toronto on Thursday, June 28, 2007 at 9:00 am. EDT.
To view the live webcast of the presentation, visit the Investor page of the Enbridge Inc. website: http://www.enbridge.com/investor/
When used at the conference, words such as “believe,” “estimate,” “forecast,” “anticipate,” “expect,” “project,” and similar expressions are intended to identify forward looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather, economic conditions, etc. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may differ significantly from those expected. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings.
Enbridge Inc. (www.enbridge.com) is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. Enbridge also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, which provides distribution services in the provinces of Ontario and Quebec, and in New York State; and is developing a gas distribution system for the Province of New Brunswick. Enbridge is a Canadian company and its common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB.
For further information, contact:
Bob Rahn
Enbridge Investor Relations
(403) 231-7398
Email: bob.rahn@enbridge.com

NEWS RELEASE
Enbridge Files Commercial Terms for Alberta Clipper Mainline Expansion Project
CALGARY, ALBERTA and HOUSTON, TEXAS; June 28, 2007 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) (Enbridge) announced today that its wholly owned subsidiary, Enbridge Pipelines Inc. (EPI), has filed a commercial supplement to its application to the National Energy Board (NEB) to construct the CDN $2.0 billion Canadian section of the Alberta Clipper Mainline Expansion Project (2007 dollars, excluding allowance for funds used during construction (AFUDC)).
The supplement sets out the tolling principles and risk and return parameters agreed to with shippers and is accompanied by a letter of support from the Canadian Association of Petroleum Producers. Enbridge’s affiliate, Enbridge Energy Partners, L.P. (NYSE:EEP) plans to file a similar set of toll principles with the Federal Energy Regulatory Commission (FERC) for the US $1.0 billion U.S. section of the project in 2008 (2007 dollars, excluding AFUDC). The project remains subject to regulatory approvals and receipt of various permits in Canada and the United States.
The key terms of the Canadian tolling principles include a 45 per cent equity, 55 per cent debt capital structure with a floating return on equity equal to the NEB’s multi-pipeline rate plus 2.25 per cent. EPI will share in the risk of capital cost overruns and share the benefits of capital cost savings by having a portion of any such variances excluded or included as applicable from the deemed rate base of the project. Further details of the tolling principles can be found in the supplement filed with the NEB and available on the NEB’s website at www.neb-one.gc.ca.
The U.S. tolling principles include a 55 per cent equity and 45 per cent debt capital structure, but are otherwise similar to the Canadian tolling principles. Specifically, the U.S. tolls will include an allowance for income tax as permitted under FERC regulation over the term of the commercial agreement.
Alberta Clipper involves the construction of a new 36-inch diameter 1,607 kilometre (1,000 mile) crude oil pipeline from Hardisty, Alberta, to Superior, Wisconsin, generally within or adjacent to Enbridge’s existing right-of-way. Alberta Clipper will have an initial capacity of 450,000 barrels per day (bpd) and allows for expansions to increase capacity up to 800,000 bpd. Pending regulatory approval, Enbridge anticipates bringing Alberta Clipper into service in mid-2010. Alberta Clipper will be integrated with, and form part of, the existing Enbridge system in Canada and the EEP Lakehead system in the U.S.

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ABOUT ENBRIDGE INC.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.
ABOUT ENBRIDGE ENERGY PARTNERS
Enbridge Energy Partners, L.P. (NYSE:EEP) (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the U.S. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers in the U.S. Midwest account for approximately 11 per cent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 60 per cent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver more than 2 billion cubic feet of natural gas daily. Enbridge Energy Management, L.L.C. (NYSE:EEQ) (www.enbridgemanagement.com) manages the business and affairs of the Partnership and its principal asset is an approximate 14 per cent interest in the Partnership. Enbridge Energy Company, Inc., an indirect wholly owned subsidiary of Enbridge Inc. is the general partner and holds an approximate 15 per cent effective interest in the Partnership.
LEGAL NOTICE
When used in this news release, words such as “anticipates”, “expects”, “plans”, “will” and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions pertaining to factors such as: (1) changes in the demand for, or the supply of, and price trends related to crude oil and natural gas liquids; including the rate of development of the Western Canada Oil Sands; (2) changes in or challenges to Enbridge’s tariff rates; (3) the effects of competition, including by other pipeline systems; (4) regulatory approvals; and (5) performance of other parties. For a discussion of those risks and uncertainties, reference should also be made to Enbridge Inc.’s Canadian securities filings and U.S. Securities and Exchange Commission filings as well as Enbridge Energy Partners’ filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the most recently completed fiscal year, for additional factors that may affect results. These filings are available to the public over the Internet at www.sedar.com for Canadian securities filings, the SEC’s web site (www.sec.gov) for U.S. filings and via Enbridge Inc.’s and Enbridge Energy Partners’ respective web sites. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

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FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Bob Rahn	Jennifer Varey
Investor Relations	Media
(403) 231-7398	(403) 508-6563
Email: bob.rahn@enbridge.com	Email: jennifer.varey@enbridge.com

Website: www.enbridge.com

or

Enbridge Energy Partners

Tracy Barker	Denise Hamsher
Investor Relations	Media
Toll-free: (866) EEP INFO or 1-866-337-4636	(713) 823-3489
Email: eep@enbridge.com	Email: usmedia@enbridge.com

Website: www.enbridgepartners.com

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NEWS RELEASE
Enbridge Files Regulatory Application for CDN$300 Million Line 4 Extension Project
CALGARY, ALBERTA ; June 29, 2007 — Enbridge Inc. (TSX: ENB) (NYSE: ENB) (Enbridge) announced today that its wholly owned subsidiary, Enbridge Pipelines Inc. (EPI), has filed a regulatory application with the National Energy Board (NEB) for the construction and operation of the CDN$300 million Line 4 Extension Project.
Enbridge’s Line 4 Extension Project is designed to eliminate a potential capacity bottleneck on the mainline system between Edmonton, Alberta and Hardisty, Alberta. The project involves the construction of 85 miles (136 kilometres) of 36-inch segments that will connect existing idle 48-inch pipe segments between Edmonton and Hardisty and move the origination point of Enbridge’s current highest capacity line, Line 4, from Hardisty back to Edmonton. The capacity of the Line 4 Extension will be 880,000 barrels per day to match current Line 4 capacity.
The application sets out the tolling principles and risk and return parameters agreed to with shippers and is accompanied by a letter of support from the Canadian Association of Petroleum Producers. Enbridge is progressing with land access, engineering and initial procurement commitments to facilitate commencement of construction in 2008. The Line 4 Extension will be integrated with, and form part of the existing Enbridge Mainline liquid pipeline system in Canada owned by Enbridge Pipelines Inc., and is expected to be in service by early 2009, subject to regulatory approvals.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,000 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.
Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking

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statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc.

Bob Rahn	Jennifer Varey
Investor Relations	Media
(403) 231-7398	(403) 508-6563
Email: bob.rahn@enbridge.com	Email: jennifer.varey@enbridge.com

Website: www.enbridge.com

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